CP INDUSTRIES
A Division of CP Industries Holdings, Inc.

2214 Walnut Street
McKeesport, PA 15132-7098
Tel: 412-664-6604

July 16, 2014

Mr. Paul Staples, Chairman/CEO
HyGen Industries
P.O. Box 6911
Eureka, Ca. 95502
PH: 707-667-5329

RE: CP Industries proposal A-10360 to Hygen Industries – Alternative and Renewable Fuel and Vehicle Technology Program for Hydrogen Fueling Infrastructure

Dear Paul,

CP Industries is pleased to participate and partner with Hygen Industries in the development and production of the hydrogen stations for the above referenced project. In support of the project, CP Industries agrees to offer you a discount through cost sharing of the unit pricing. We agree to offer you single system pricing at the 10 or more pricing structure as detailed below:

Single system price: $350,000 each
10 piece system price: $235,200 each
Cost sharing for selling 3 systems at 10 piece system pricing: $114,800 x 3 = $344,400 total

In return, Hygen Industries has agreed to make CPI their exclusive station storage supplier for at least the next seven stations at the above 10 piece system pricing.

We will look forward to the release of the orders so that we can begin production.

If you have any concerns or need any additional information, please feel free to contact us at any time.

Sincerely,

Deborah M. Schultz
Vice President - Sales

The leader in pressure vessel technology since 1897